EXHIBIT 4.4

FORM OF

SCRIPPS NETWORKS INTERACTIVE, INC.

NONQUALIFIED STOCK OPTION AGREEMENT

Notice of Stock Option Grant

Scripps Networks Interactive, Inc., an Ohio corporation (the “Company”), grants to the Grantee named below, in accordance with the terms of Scripps Networks Interactive, Inc. 2015 Long-Term Incentive Plan (the “Plan”) and this Nonqualified Stock Option Agreement (the “Agreement”), an option (the “Stock Option”) to purchase the number of Shares at the exercise price per share (“Exercise Price”) as follows:

Name of Grantee:	[●]

Number of Shares:	[●]

Exercise Price:	$[●] per Share

Date of Grant:	[●]

Vesting Dates:	[●]

Terms of Agreement

1. Grant of Stock Option. Subject to and upon the terms, conditions, and restrictions set forth in the Plan and this Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein), the Company hereby grants to the Grantee as of the Date of Grant this Stock Option to purchase the number of Shares at the Exercise Price as set forth above. This Stock Option is intended to be a nonqualified stock option and shall not be treated as an “incentive stock option” within the meaning of that term under Section 422 of the Code.

2. Vesting of Stock Option.

(a) Unless and until terminated as hereinafter provided, the Stock Option shall vest and become exercisable to the extent of [●] of the Shares on each of the Vesting Dates set forth above (each a “Vesting Date”) (subject to rounding conventions adopted by the Company from time to time; provided that in no event will the total Shares issued exceed the total number of Shares granted under the award), provided that the Grantee shall have remained in the continuous employ of the Company or a Subsidiary through the applicable Vesting Date.

(b) Notwithstanding the provisions of Section 2(a), the Stock Option will become immediately vested and exercisable in full if, prior to the applicable Vesting Date: (i) the Grantee ceases to be employed with the Company and its Subsidiaries by reason of death or Disability (defined by reference to the long-term disability plan covering the Grantee that is maintained by the Company or a Subsidiary); (ii) the Grantee terminates employment with the Company and its Subsidiaries as a result of his Retirement (defined as “early retirement” or “normal retirement” under the Scripps Networks Interactive Pension Plan); or (iii) a Change in Control occurs while the Grantee is employed by the Company or any Subsidiary.

(c) Notwithstanding Section 2(a), any portion of the Stock Option that has not yet vested under Sections 2(a) or 2(b) shall immediately vest and be exercisable if, prior to the applicable Vesting Date, the Company and its Subsidiaries terminate the Grantee’s employment other than for Cause, death or Disability, or, solely if the Grantee is a “Group I Participant” (as defined in the Scripps Networks Interactive, Inc. Executive Severance Plan) on the date of termination of employment, the Grantee terminates his or her employment with the Company and its Subsidiaries for Good Reason. The pro-rata portion of the Stock Option that becomes vested under this Section 2(c), if any, shall be determined by the Company, in its sole discretion, based upon the Grantee’s continuous employment with the Company and its Subsidiaries from the Date of Grant through the date of termination of employment.

3. Forfeiture of Stock Option.

(a) To the extent that the Stock Option has not yet vested pursuant to Section 2 above, it shall be forfeited automatically without further action or notice if the Grantee ceases to be employed by the Company and its Subsidiaries prior to the Vesting Date other than as provided in Section 2(b) or 2(c).

(b) The provisions of Section 21 of the Plan regarding Detrimental Activity shall apply to the Stock Option and any Shares or other cash or property paid hereunder. This Section 3(b) shall survive and continue in full force in accordance with its terms notwithstanding any termination of the Grantee’s employment or the exercise of the Stock Option as provided herein.

4. Exercise of Stock Option.

(a) To the extent that the Stock Option becomes vested and exercisable in accordance with this Agreement, it may be exercised in whole or in part from time to time by written notice to the Company or its designee stating the number of Shares for which the Stock Option is being exercised (which number must be a whole number and must be for at least 50 Shares), the intended manner of payment, and such other provisions as may be required by the Company or its designee. The Stock Option may be exercised, during the lifetime of the Grantee, only by the Grantee, or in the event of his legal incapacity, by his guardian or legal representative acting on behalf of the Grantee in a fiduciary capacity under state law and court supervision. If the Grantee dies before the expiration of the Stock Option, all or part of this Stock Option may be exercised (prior to expiration) by the personal representative of the Grantee or by any person who has acquired this Stock Option directly from the Grantee by will, bequest or inheritance, but only to the extent that the Stock Option was vested and exercisable upon the Grantee’s death.

(b) The Exercise Price is payable (i) in cash or by certified or cashier’s check or other cash equivalent acceptable to the Company payable to the order of the Company, (ii) by surrender of Shares (including by attestation) owned by the Grantee having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price, (iii) a cashless broker-assisted exercise that complies with all Applicable Laws, or (iv) by a combination of the foregoing methods.

5. Term of Stock Option. Subject to Section 3(b) hereof, the Stock Option will terminate on the earliest of the following dates (the “Expiration Date”):

(a) Midnight on the eighth anniversary of the Date of Grant if the Company and its Subsidiaries terminate the Grantee’s employment due to death or Disability, or the Grantee terminates his or her employment with the Company and its Subsidiaries due to Retirement;

(b) Two years after the Grantee’s employment terminates, if the Company and its Subsidiaries terminate the Grantee’s employment other than for Cause, death or Disability, or, solely if the Grantee is a Group I Participant on the date of termination of employment, the Grantee terminates his or her employment with the Company and its Subsidiaries for Good Reason;

(c) Ninety days after the Grantee’s employment terminates, if the Grantee terminates his or her employment with the Company and its Subsidiaries for any reason other than (i) Retirement, or (ii) if the Grantee is a Group I Participant on the date of termination of employment, for Good Reason;

(d) Immediately upon termination of employment, if the Grantee’s employment is terminated by the Company and its Subsidiaries for Cause; or

(e) Midnight on the eighth anniversary of the Date of Grant.

Notwithstanding the foregoing provisions of this Section 5, the period during which the Stock Option can be exercised after a termination of employment subject to Sections 5(b) or 5(c) above will automatically be extended if, on the scheduled expiration date of such Stock Option as set forth above, the Grantee cannot exercise the Stock Option because such an exercise would violate an applicable federal, state, local, or foreign law; provided, however, that such period shall not extend beyond the earlier of (i) thirty days after the exercise of the Stock Option first would no longer violate an applicable federal, state, local, and foreign law, or (ii) the eighth anniversary of the Date of Grant.

6. Delivery of Shares. Subject to the terms and conditions of this Agreement, Shares shall be issuable to the Grantee as soon as administratively practicable following the date the Grantee (a) exercises the Stock Option in accordance with Section 4 hereof, (b) makes full payment to the Company or its designee of the Exercise Price and (c) makes arrangements satisfactory to the Company (or any Subsidiary, if applicable) for the payment of any required withholding taxes related to the exercise of the Stock Option. The Grantee shall not possess any incidents of ownership (including, without limitation, dividend and voting rights) in the Shares until such Shares have been issued to the Grantee in accordance with this Section 6.

7. Amendments. Subject to the terms of the Plan, the Committee may modify this Agreement upon written notice to the Grantee. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto.

8. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

9. Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. This Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein) and the Plan contain the entire agreement and understanding of the parties with respect to the subject matter contained in this Agreement, and supersede all prior written or oral communications, representations and negotiations in respect thereto. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. Capitalized terms used herein without definition shall have the meanings assigned to them in the Plan.

10. Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the permitted successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer and the Grantee has also executed this Agreement, as of the Date of Grant.

SCRIPPS NETWORKS INTERACTIVE, INC.

By:
Kenneth W. Lowe
Chairman, President and Chief Executive Officer